

March 8, 2012

Via E-mail
Dennis E. Bunday
Chief Financial Officer
Williams Controls, Inc.
14100 SW 72nd Avenue
Portland, Oregon 97224

> **Re:** **Williams Controls, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed December 20, 2011**
> **File No. 001-33066**

Dear Mr. Bunday:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 4

Patents, Trademarks and Licenses, page 6

1. We note the disclosure on page 7 regarding your license agreement with MMT. Please file this agreement as an exhibit to your next periodic report or explain why you believe it does not constitute a material contract pursuant to Item 601(b)(10) of Regulation S-K. Please also revise your disclosure related to this agreement to discuss all material terms of the agreement. We note, for example, that you have not disclosed the minimum and actual royalty payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief